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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. _)


                           Arena Pharmaceuticals, Inc.
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                                (Name of issuer)

                     Common Stock, par value $.0001 per share
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                         (Title of class of securities)

                                    04004 71 02
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                                 (CUSIP Number)


                                December 31, 2000
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             (Date of Event which requires filing of this Statement)


Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

CUSIP No. 04004 71 02


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(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

                  International BM Biomedicine Holdings Inc.


(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                                           (a)       / /
                                           (b)       / /

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

         Basel, Switzerland

Number of Shares           (5)     Sole Voting Power
Beneficially                           1,932,665
Owned by                   (6)     Shared Voting Power
Each Reporting                              None
Person With                (7)     Sole Dispositive Power
                                       1,932,665
                           (8)     Shared Dispositive Power
                                            None

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
             1,932,665

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)                 / /

(11) Percent of Class Represented by Amount in Row (9)
             8.52%

(12) Type of Reporting Person (See Instructions)

         CO




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ITEM 1(a)  Name Of Issuer:

                  Arena Pharmaceuticals, Inc.

ITEM 1(b)  Address Of Issuer's Principal Executive Offices:

                  6166 Nancy Ridge Drive
                  San Diego, CA 92121

ITEM 2(a)  Name Of Person(S) Filing:

             International BM Biomedicine Holdings Inc.


ITEM 2(b)  Address Of Principal Business Office Or, If None, Residence:

                      Nauenstrasse 41, Postfach
                      CH-4002 Basel
                      Switzerland

ITEM 2(c)  Citizenship:

                  Organized under the laws of Basel-Stadt, Switzerland

ITEM 2 (d)  Title Of Class Of Securities

                  Common Stock

ITEM 2(e)  CUSIP NUMBER:   04004 71 02

Item 3  If this statement is filed pursuant to rules 13d-1(b) or 13d-2(b) or,
        (c), check whether the person filing is a:

(a)  / / Broker or dealer registered under Section 15 of the Act;
(b)  / / Bank as defined in Section 3(a)(6) of the Act;
(c)  / / Insurance Company as defined in Section 3(a)(19) of the Act;
(d) / / Investment Company registered under Section 8 of the Investment Company Act;
(e)  / / An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f) / / An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) / / A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;
(i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




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Item 4.  Ownership.
Provide the following information regarding the aggregate number and Percentage of the class of securities of the issuer identified in Item 1.

         (a)      Amount beneficially owned: 1,932,665 shares
         (b)      Percent of class:  8.52%
         (c)      Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote: 1,932,665
                 (ii)  shared power to vote or to direct the vote:  none
                (iii)  sole  power to dispose or to direct the
                         disposition of:  1,932,665
                 (iv)  shared  power to  dispose  or to direct  the
                         disposition of:  none

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person.

The shareholders and investment advisers of the Reporting Person have the ultimate right to any dividends from the Common Stock and the proceeds from the sale of Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                 Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                 Not applicable.

Item 9.  Notice of Dissolution of Group.

                 Not applicable.

Item 10.         Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  February 14, 2001
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                                       Date

                              /s/ Dr. Felix R. Ehrat
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                                      Signature

                               Dr. Felix R. Ehrat, President
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                                     Name/Title